1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2019
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan (Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:_____ )

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	December 23, 2019	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited

This is to report 1) the changes in the shareholdings of our directors, executive officers and shareholders who own more than 10% of total outstanding common shares of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; "TSMC") (NYSE:TSM); 2) the changes in the pledge and clear of pledge of TSMC common shares by our directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition and disposition of assets by TSMC and 4) the capital appropriations approved by TSMC Board of Directors for the month of November 2019.

1. The changes in the shareholdings of our board directors, executive officers and shareholders who own more than 10% of total outstanding common shares:
Title	Name	Number of shares held as of		Changes
		10/31/2019	11/30/2019
Senior Vice President	Y. P. Chin	9,114,229	9,111,229	(3,000)
Senior Vice President	J.K. Lin	13,509,979	13,537,979	28,000
Vice President	Cliff Hou	422,816	424,106	1,290
Vice President and Chief Financial Officer	Wendell Huang	1,651,331	1,651,358	27
Note: Shareholdings include shares held by the related parties.

2. The changes in the pledge of TSMC common shares by our board directors, executive officers and shareholders who own more than 10% of total outstanding common shares: None.
3. The acquisition and disposition of assets:
(1) Machinery equipment: NT$13.8 billion of acquisition.
(2) Fixed-income investment: NT$6.6 billion of acquisition and NT$2.8 billion of disposition.

4. The capital appropriations approved by TSMC Board of Directors:
(1) Machinery equipment for advanced technology capacity: NT$66.4 billion.
(2) Machinery equipment for advanced packaging and specialty technology capacity: NT$42.7 billion.
(3) R&D capital investments and sustaining capital expenditures: NT$16 billion.
(4) Fab construction & installation of fab facilities: NT$74.8 billion.
(5) Capitalized leased assets: NT$3.2 billion.